Exhibit 1.01 to Form SD

Conflict Minerals Report

CREE, INC.
For The Year Ended December 31, 2014
This Conflict Minerals Report (CMR) of Cree, Inc. (Cree, the Company, we, us, or our) for the year ended December 31, 2014 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) promulgated by the Securities and Exchange Commission (the SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act). This CMR has been prepared on behalf of Cree management.

This CMR contains forward-looking statements regarding our business and conflict minerals efforts, including steps we intend to take to mitigate the risk that conflict minerals in our products benefit certain armed groups. Words such as “expects,” “intends,” “believes,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this CMR. Additionally, statements concerning future matters that are not historical are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Risks, uncertainties, assumptions and other factors that could cause or contribute to such differences in results and outcomes include, among other things, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. We undertake no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after filing this CMR with the SEC.

Cree has performed due diligence measures as required by the Rule with the goal of determining the chain of custody and country of origin information for the necessary conflict minerals,1 also referred to as 3TGs, used in our products manufactured in 2014. In particular, we sought to determine whether any of the necessary conflict minerals in our product supply chains may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country, also referred to as the Covered Countries, and whether any conflict minerals originating in the Covered Countries directly or indirectly financed or benefited armed groups in the Covered Countries. As used herein, the term “manufactured” includes products manufactured or contracted to be manufactured by Cree.
_______________

1
The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Because not all suppliers have provided smelter and refinery data and the data provided by some of our suppliers is incomplete, Cree is unable at this time to determine the exact origin of the conflict minerals in all of the assemblies, components and minerals supplied to us. Therefore, we cannot exclude the possibility that some conflict minerals used in our products manufactured in 2014 may have originated in the Covered Countries and not come from recycled or scrap sources or other conflict free sources. We have obtained no information, however, to indicate that any conflict minerals used in our products manufactured in 2014 originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.

Pursuant to the Rule, Cree is submitting this CMR as an Exhibit to its Form SD. Cree is not required to obtain an independent private sector audit of this CMR because the origin of the necessary conflict minerals in our products is undeterminable at this time.

Company and Product Overview
Cree is a leading innovator of lighting-class light emitting diode (LED) products, lighting products, and semiconductor products for power and radio-frequency (RF) applications. Our products are targeted for applications such as indoor and outdoor lighting, video displays, transportation, electronic signs and signals, power supplies, solar inverters and wireless systems.

We develop and manufacture semiconductor materials and devices primarily based on silicon carbide (SiC), gallium nitride (GaN), and related compounds. Our LED products consist of LED components, LED chips and SiC materials. Our lighting products primarily consist of LED lighting systems, lamps and bulbs. We design, manufacture and sell lighting systems, lamps and bulbs for indoor and outdoor applications, with our primary focus on LED lighting systems for the commercial and industrial markets. In addition, we develop, manufacture and sell power products made from SiC and RF devices made from GaN.

The majority of our products are manufactured at our production facilities located in North Carolina, Wisconsin and China. We also use contract manufacturers for certain aspects of product fabrication, assembly and packaging.

Our SiC materials, in the form of substrates and boules, do not contain any 3TGs, and thus no further due diligence is required with respect to those products. All other Cree products have the potential to include one or more of the conflict minerals. For example, gold is used for electrical contacts (bond pads); tin is used for electrical contacts and solder connections; tantalum is used for capacitors and in electrostatic control devices; and tungsten is used for electrostatic control devices.

Conflict Minerals Policy

Cree has adopted the following Conflict Minerals Policy:

Cree offers a diverse portfolio of products which are manufactured with inputs provided by thousands of suppliers, all of which make up Cree’s complex global supply chain. At Cree, we strive to act in an environmentally and socially responsible manner, in compliance with applicable laws, while meeting the needs of our customers and shareholders.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) instituted, among other things, new reporting requirements relating to the use of tin, tantalum, tungsten, and gold (“Conflict Minerals”) extracted in the Democratic Republic of Congo and adjoining countries (“DRC region”). Cree supports the stated goal of the Dodd-Frank Act of preventing armed groups in the DRC region from profiting from the sale of Conflict Minerals. Cree is concerned with the use of these Conflict Minerals and supports efforts to source responsibly and to increase supply chain transparency.
Cree is focused on the ethical sourcing of minerals used in our products and will comply with the new Dodd-Frank Act requirements. Cree continues to assess, with input from our suppliers, whether our products contain Conflict Minerals derived from sources which have been identified as “Conflict-Free.”
Cree expects its suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to Cree any Conflict Minerals which are known to come from sources funding armed groups in the DRC region. Cree is committed to working with its suppliers on ways in which they can increase the transparency regarding the origin of these minerals when contained in products sold to Cree.
Cree fully expects our suppliers to cooperate with us and to provide information to support these efforts. Suppliers that do not reasonably comply with Cree’s Conflict Mineral Policy will be reviewed by Cree’s supply chain management to assess whether Cree will conduct business with those suppliers in the future.

Our policy is publicly available on our website at http://www.cree.com/Support/Conflict-Minerals.

Description of Our RCOI Process
Cree’s scoping process included creating a master supplier list of potential in-scope suppliers for 2014 by filtering our supplier database to remove suppliers known to be outside of the scope of the reasonable country of origin inquiry (RCOI), such as service providers, equipment vendors, and indirect material suppliers. The objective of filtering was to identify only suppliers that provided to Cree items potentially containing 3TGs that were incorporated into final products in the calendar year 2014.

Once filtered, the master list was provided to Cree’s third-party conflict mineral compliance service provider (the CSP) to conduct a survey using the Conflict Minerals Reporting Template (CMRT). The CMRT was developed by the Conflict-Free Sourcing Initiative, or the CFSI, an initiative sponsored by the Electronic Industry Citizenship Coalition, or the EICC, and the Global e-Sustainability Initiative, or the GeSI, and requires suppliers to identify the smelters and refiners that process the necessary conflict minerals contained in the items supplied and the country of origin thereof. During the supplier survey process, suppliers were contacted and responses were tracked using the CSP’s interactive cloud-based platform. This platform allows suppliers to upload completed survey forms directly to the system for review and management.

As part of its RCOI process, Cree sent a letter to all of the suppliers on the master list to explain the survey process and, in the case of suppliers that were new to the list in 2014, to introduce the CSP.

The CSP then launched a campaign by providing more information about itself and training materials to educate the suppliers on 3TGs and the CSP’s reporting system. The full campaign involved multiple communications by the CSP and Cree to each supplier, including automated emails, personalized emails, and in some instances phone calls. All of these communications were monitored and tracked in the CSP’s platform for transparency and future reporting.

Based on supplier feedback, the CSP and Cree determined which surveyed suppliers were outside the scope of the RCOI. These suppliers were marked out-of-scope on the master list. In all other cases, the CSP and Cree reviewed the information provided by each supplier to determine the quality and nature of the response and to determine whether further action was needed to meet Cree’s minimum expectations at this point in the process.

Although nearly 69% of Cree’s in-scope suppliers responded to the RCOI, up from 62% in 2013, some of those suppliers have not yet provided complete smelter or refinery data after several requests by Cree and the CSP. For the suppliers that responded and provided smelter or refinery data, the CSP reviewed supplier responses that claimed in the declaration section of the CMRT to have known DRC sourced material. The CSP compared the smelting and refining facilities identified in each of these surveys to the list of facilities that have received a “conflict-free” designation from the Conflict Free Smelter (CFS) program, another resource developed by the CFSI, to determine whether each facility has been certified “conflict-free.”

As there is considerable overlap between our RCOI and due diligence processes, the determinations we were able to make based on our survey efforts are discussed in more detail in the section below entitled “Due Diligence Results.”

Design of Our Due Diligence Process

Cree’s due diligence measures have been designed to conform in all material respects with the 5-step framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the OECD Guidance) as it relates to our position in the conflict minerals supply chain. A summary of the correlation between our due diligence measures and the 5-step framework set forth in the OECD Guidance is described below.

Step 1: Establish strong company management systems

Cree has established a strong management system to address our compliance with the Rule. Our management system is sponsored by the Company’s Chief Financial Officer with support from a team of internal subject matter experts from relevant functions such as Engineering, Procurement, Legal, and Internal Audit. The team of subject matter experts is responsible for implementing Cree’s conflict minerals compliance strategy and is led by our Vice President, Supply Chain and Logistics, who acts as the conflict minerals program manager. The program manager informs senior management about the results of our due diligence efforts on a regular basis, and the Company’s Chief Financial Officer briefs the Company’s Audit Committee at least quarterly.

As described above, Cree has adopted a Conflict Minerals Policy. Cree has developed a due diligence strategy to implement our policy that includes using a CSP to educate Cree’s suppliers on the requirements of the Rule annually, or more frequently when deemed necessary, survey our suppliers using the CMRT, review and analyze results, and maintain records for transparency, reporting and accountability purposes. Consistent with the OECD Guidelines, documentation relevant to Cree’s compliance with the Rule will be retained for a minimum period of five years after the date the related CMR is submitted to the SEC.

We have strengthened our engagement with our suppliers by providing education, through the CSP, on the Rule as well as by communicating, through our Conflict Minerals Policy and contractual provisions, our expectations for suppliers desiring to continue to do business with Cree. We have also leveraged the existing communications between Cree’s procurement team and our suppliers to encourage the suppliers to interact with the CSP.

Step 2: Identify and assess risk in the supply chain

Because of our size, the complexity of our products, our position in the supply chain, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources of conflict minerals upstream from our direct suppliers. Further, we typically do not have direct relationships with 3TG smelters or refiners. Accordingly, we must rely on our direct suppliers to provide information on the origin of the 3TGs contained in assemblies, components and materials supplied to us - including sources of 3TGs that are supplied to them from upstream sources.

The RCOI activities described above are an integral part of Cree’s efforts to identify and assess the risks in our supply chain. As further described below regarding our due diligence process, our CSP’s system is designed to automatically identify and flag missing information and inconsistencies in supplier CMRTs. Flagged suppliers are contacted to gather pertinent data and perform an assessment of the supplier's commitment to the due diligence process. A revised CMRT is requested and stored in the CSP’s database along with all of the information and findings from this process.

Additionally, during the RCOI process known DRC sources are identified, and the smelter status is validated against the current CFSI status.

Step 3: Design and implement a strategy to respond to identified risks

While many risks exist in the search for the origin of the conflict minerals used in assemblies, components and materials supplied to Cree, we believe that one of the greatest risks to Cree is the inability to obtain complete and accurate information to make determinations about our own products. Without this information, we in turn become an obstacle to our customers making determinations about their products.

While there are numerous initiatives working to improve transparency and accountability at the smelter and refinery levels of the supply chain, we can only benefit from the information being developed by these initiatives if our suppliers are able to trace back the conflict minerals in their products to a specific smelter or refiner.

This objective is reflected in our Conflict Minerals Policy, which indicates that we expect all of our suppliers to develop their own conflict mineral policies, due diligence frameworks, and management systems, and to provide us all information reasonably needed for us to comply with the Rule. We have included similar obligations in our contractual agreements with our direct suppliers. Our primary focus shifted this year from ascertaining whether our immediate suppliers have undertaken efforts to build their own due diligence capabilities meeting the expectations set forth in our Conflicts Minerals Policy to collecting and validating smelter information in completed CMRTs. Our due diligence framework also includes a corrective action management plan designed to move our suppliers toward compliance with our Conflict Minerals Policy. This includes a requirement that any suppliers identified as utilizing a smelter that is known to process Conflict Minerals from sources funding armed groups in the DRC region be placed in escalation mode for further review by our supply chain management and interaction with the supplier in accordance with our Conflict Minerals Policy. For 2014, all known DRC sources identified were either CFSI “compliant” or “active”.

Step 4: Carry out independent third-party audit of refiner’s due diligence practices
We typically do not have direct relationships with any 3TG smelter or refiner. So it is impracticable if not impossible for us to perform or direct audits of these entities within our supply chain. Rather, we have relied on audits conducted under the CFS program operated by the CFSI and other reputable auditors. The CFSI publishes a list of smelters, by conflict mineral, found to be compliant with the CFS protocol. Pursuant to the CFS program, a smelter voluntarily submits to an independent third party evaluation of its procurement activities and an assessment as to whether the materials processed by the smelter originated from conflict-free sources. If the smelter is able to demonstrate that the materials it processes are conflict-free, based on the sourcing location requirements of the CFS program, the smelter will be considered CFS-compliant.

The CFSI also makes available to its members information on the countries of origin of the conflict minerals processed by each CFS-compliant smelter. We became an active member of the CFSI in 2014 in order to support the efforts of the CFSI and to have broader access to the country of origin information as well as other valuable tools and resources provided to its members.

Cree management has determined that it is reasonable and appropriate to rely on the results of the CFS program audits and other comparable audits. Given our position in the supply chain, however, our due diligence measures can provide only reasonable assurances, not guarantees, regarding the chain of custody and country of origin of the necessary conflict minerals in our products.

Step 5: Report on supply chain due diligence

We have communicated our Conflict Mineral Policy to our suppliers and posted a copy on our website at http://www.cree.com/Support/Conflict-Minerals. We also make available to our customers a CMRT for each Cree product line that reflects the results of our due diligence efforts.

This report is our second annual CMR. In future years we will submit reports to the extent required by the Act and the Rule.

Description of Our Due Diligence Process

Cree’s due diligence process reflects our strategy for identifying, assessing and responding to the risk that conflict minerals known to have directly or indirectly financed or benefited armed groups in the Covered Countries may be included in our product supply chains. This description is of our process only and is not intended to imply that we have fully implemented this process for all of our suppliers in calendar year 2014.

Our due diligence process includes data evaluation in three phases, all of which are designed to move supplier responses toward compliance with our Conflict Minerals Policy:

Phase 1 - Did the supplier pass our minimum criteria for its CMRT, as assessed by our CSP?
Phase 2 - Did the supplier provide information in its 2014 CMRT survey response which passed Cree’s data validation criteria, as assessed by our CSP?
Phase 3 - Were the CSP’s conclusions reasonable, as assessed by Cree’s subject matter experts on the products supplied to us, and can the smelter information be validated by Cree?

In designing our due diligence process for calendar year 2014, we first established minimum criteria for evaluation during Phase 1. In evaluating a supplier’s CMRT, we primarily look for three things: currency—is the information in the report current; completeness—are all of the questions answered; and consistency—are the supplier’s responses internally consistent.

Suppliers that do not meet these three requirements are contacted with the objective of helping them to understand the requirements for submitting a valid and complete CMRT. Phase 1 is essentially Cree’s corrective action management stage. By implementing supplier corrective action measures, Cree is helping to ensure its suppliers put policies and procedures in place that will produce the necessary data in an accurate and reliable manner.

During Phase 2, the CSP reviews the supplier’s information in its 2014 survey response to validate smelter and refinery information. Smelter and refinery information is reviewed and corrected, and duplicate information is removed whenever possible. All of this data and correspondence is stored in the CSP’s platform. Verified smelter and refinery information is used to obtain reliable information from CFSI and other reputable auditors on the country of origin of the conflict minerals processed by the known smelters or refiners in Cree’s supply chains.

If there are no obvious inaccuracies in the supplier’s CMRT responses, the supplier’s CMRT is deemed reliable by the CSP. If the supplier’s CMRT response is inadequate, the supplier’s survey response will be placed in escalation mode and corrective action measures will be applied.

After the CSP completes its analysis under the first two phases, Cree commences its own evaluation in Phase 3. During this evaluation, Cree’s subject matter experts review the information provided by each supplier and the conclusions reached by the CSP from that supplier’s survey data to determine whether those conclusions were reasonable based on information the experts have about the assemblies, components or materials supplied to Cree. By bringing our specialized knowledge of the industry and Cree’s products into the analysis, Cree is able to identify inaccuracies and inconsistencies in the survey data that may not be obvious to the CSP. If Cree finds inaccuracies and inconsistencies in the survey data, the supplier’s survey response will be placed in escalation mode and corrective action measures will be applied.

Additionally, during Phase 3 Cree validates supplier provided smelter information against the most current known CFSI aliases, smelter status, and mine sourcing. This step allows Cree to determine the certification status of the smelters, as provided in Table 1 below.

There were many challenges in 2014 similar to the previous year’s RCOI, and it is clear that many suppliers do not fully understand the scope of the requirements of the Rule. This, coupled with smelter and recycler dynamics, such as acquisitions, mergers, relocation, or simply going out of business, resulted in uncertainty with respect to smelter accuracy at any given moment in time. We continue to be reminded that it is impractical to expect all supply chain participants to have completed their due diligence procedures or even to be at the same stage of completion. Accordingly, our goal at this point, as reflected in our multi-phase due diligence efforts, is to get all suppliers to demonstrate that they are on the right path to obtain and provide to Cree complete and accurate smelter and refinery data. We believe that this will enable us in future years to better determine the facilities used to process the necessary conflict minerals used in the assemblies, components and materials supplied to us, the country of origin of the necessary conflict minerals in those items, and the mine or location of origin with the greatest possible specificity.

Due Diligence Results
We received responses from the majority of our suppliers known to be in scope. We reviewed the responses against the minimum criteria we developed to determine which ones required further assistance to progress through Phase 3. The CSP and Cree worked directly with the suppliers that required further assistance to obtain revised responses or a commitment to meet the minimum criteria within a reasonable period of time.

Of the responses received, most of our suppliers met our minimum criteria for Phase 1. Of the suppliers contacted for additional information and clarification, a significant percentage provided sufficient information in Phase 2 to validate the accuracy of the survey responses. Further, during our evaluation in Phase 3, Cree determined that the conclusions reached by the CSP in Phase 2 were correct in almost all cases and that most of the smelters could be validated and accurately classified.

Nevertheless, we are aware that the cumulative smelter and refinery data that Cree has obtained from the survey process to date only represents a portion of the smelter and refinery data for Cree’s entire product supply chains. As noted above, about 31% of our potential in-scope suppliers have not responded to our RCOI request. Further, most of our suppliers that responded were able to identify most but not all of the smelters and refiners that processed the necessary conflict minerals used in the assemblies, components and materials they supplied to Cree.

In addition, a majority of the responses that included smelter and refinery data provided data at a company level as opposed to a product level. We were therefore unable to determine with certainty that the 3TGs reported by these suppliers were contained in assemblies, components or materials actually supplied to us in 2014. None of the respondents, however, provided information that the necessary conflict minerals used in the assemblies, components and materials they supplied to Cree were known to have directly or indirectly financed or benefited armed groups in the Covered Countries.

Table 1 below lists the facilities identified by our suppliers as potentially having processed the necessary conflict minerals in Cree’s products:

Table 1

Standard Smelter Names*	Smelter ID*	Smelter Status**
A.L.M.T. TUNGSTEN Corp.	CID000004	(3)
Aida Chemical Industries Co., Ltd.	CID000019	(1)
Allgemeine Gold-und Silberscheideanstalt A.G.	CID000035	(1)
Almalyk Mining and Metallurgical Complex (AMMC)	CID000041
Alpha	CID000292	(1)
AngloGold Ashanti Córrego do Sítio Mineração	CID000058	(1)
Argor-Heraeus SA	CID000077	(1)
Asahi Pretec Corporation	CID000082	(1)
Asaka Riken Co., Ltd.	CID000090	(3)
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	(1)
Aurubis AG	CID000113	(1)
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	CID000128
Bauer Walser AG	CID000141
Boliden AB	CID000157	(1)
C. Hafner GmbH + Co. KG	CID000176	(1)
Caridad	CID000180
CCR Refinery - Glencore Canada Corporation	CID000185	(1)
Cendres + Métaux SA	CID000189	(3)
Changsha South Tantalum Niobium Co., Ltd.	CID000211	(1)
Chenzhou Diamond Tungsten Products Co., Ltd.	CID002513	(1)
Chimet S.p.A.	CID000233	(1)
China Tin Group Co., Ltd.	CID001070	(3)
Chongyi Zhangyuan Tungsten Co., Ltd.	CID000258	(3)
Chugai Mining	CID000264	(1)
CNMC (Guangxi) PGMA Co., Ltd.	CID000278	(1)
Conghua Tantalum and Niobium Smeltry	CID000291	(1)
Cooperativa Metalurgica de Rondônia Ltda.	CID000295	(1)
CV Gita Pesona	CID000306
CV Serumpun Sebalai	CID000313
CV United Smelting	CID000315	(1)
Daejin Indus Co., Ltd.	CID000328
Daye Non-Ferrous Metals Mining Ltd.	CID000343
Dayu Weiliang Tungsten Co., Ltd.	CID000345	(2)
Do Sung Corporation	CID000359	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
Doduco	CID000362	(3)
Dowa	CID000401	(1)
Dowa	CID000402	(1)
Duoluoshan	CID000410	(1)
Eco-System Recycling Co., Ltd.	CID000425	(1)
Elmet S.L.U (Metallo Group)	CID002774	(1)
EM Vinto	CID000438	(1)
Estanho de Rondônia S.A.	CID000448
Exotech Inc.	CID000456	(1)
F&X Electro-Materials Ltd.	CID000460	(1)
Faggi Enrico S.p.A.	CID002355
Feinhütte Halsbrücke GmbH	CID000466
Fenix Metals	CID000468	(3)
Fujian Jinxin Tungsten Co., Ltd.	CID000499	(1)
Gansu Seemine Material Hi-Tech Co., Ltd.	CID000522
Ganzhou Huaxing Tungsten Products Co., Ltd.	CID000875	(1)
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315	(1)
Ganzhou Non-ferrous Metals Smelting Co., Ltd.	CID000868	(3)
Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	(1)
Gejiu Kai Meng Industry and Trade LLC	CID000942	(1)
Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538	(1)
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CID001908
Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555
Global Advanced Metals Aizu	CID002558	(1)
Global Advanced Metals Boyertown	CID002557	(1)
Global Tungsten & Powders Corp.	CID000568	(1)
Guangdong Jinding Gold Limited	CID002312	(1)
Guangdong Xianglu Tungsten Co., Ltd.	CID000218	(3)
Guangdong Zhiyuan New Material Co., Ltd.	CID000616	(1)
Guoda Safina High-Tech.Environmental Refinery Co.,Ltd	CID000651
H.C. Starck Co., Ltd.	CID002544	(1)
H.C. Starck GmbH	CID002541	(3)
H.C. Starck GmbH Goslar	CID002545	(1)
H.C. Starck GmbH Laufenburg	CID002546	(1)
H.C. Starck Hermsdorf GmbH	CID002547	(1)
H.C. Starck Inc.	CID002548	(1)
H.C. Starck Ltd.	CID002549	(1)
H.C. Starck Smelting GmbH & Co.KG	CID002542	(3)
H.C. Starck Smelting GmbH & Co.KG	CID002550	(1)
Hangzhou Fuchunjiang Smelting Co., Ltd.	CID000671
Heimerle + Meule GmbH	CID000694	(1)
Hengyang King Xing Lifeng New Materials Co., Ltd.	CID002492	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
Heraeus Ltd. Hong Kong	CID000707	(1)
Heraeus Precious Metals GmbH & Co. KG	CID000711	(1)
Hi-Temp Specialty Metals, Inc.	CID000731	(1)
Huichang Jinshunda Tin Co., Ltd.	CID000760
Hunan Chenzhou Mining Group Co., Ltd.	CID000767
Hunan Chenzhou Mining Group Co., Ltd.	CID000766	(3)
Hunan Chunchang Nonferrous Metals Co., Ltd.	CID000769	(1)
Hwasung CJ Co., Ltd.	CID000778	(1)
Hydrometallurg, JSC	CID002649	(3)
Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	CID000801
Ishifuku Metal Industry Co., Ltd.	CID000807	(1)
Istanbul Gold Refinery	CID000814	(1)
Japan Mint	CID000823	(1)
Japan New Metals Co., Ltd.	CID000825	(1)
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CID002551	(2)
Jiangxi Copper Company Limited	CID000855
Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CID002512	(1)
Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321	(1)
Jiangxi Ketai Advanced Material Co., Ltd.	CID000244	(1)
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CID002318	(2)
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CID002317	(2)
Jiangxi Yaosheng Tungsten Co., Ltd.	CID002316	(3)
JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914	(1)
Jiujiang Tanbre Co., Ltd.	CID000917	(1)
Johnson Matthey Inc.	CID000920	(1)
Johnson Matthey Limited	CID000924	(1)
JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	(1)
JSC Uralelectromed	CID000929	(1)
JX Nippon Mining & Metals Co., Ltd.	CID000937	(1)
Kazzinc	CID000957	(1)
KEMET Blue Metals	CID002539	(1)
KEMET Blue Powder	CID002568	(1)
Kennametal Fallon	CID000966	(1)
Kennametal Huntsville	CID000105	(1)
Kennecott Utah Copper LLC	CID000969	(1)
King-Tan Tantalum Industry Ltd.	CID000973	(1)
Kojima Chemicals Co., Ltd.	CID000981	(1)
Korea Metal Co., Ltd.	CID000988	(1)
Kyrgyzaltyn JSC	CID001029
L' azurde Company For Jewelry	CID001032	(1)
Lingbao Gold Company Limited	CID001056

Standard Smelter Names*	Smelter ID*	Smelter Status**
Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CID001058
Linwu Xianggui Ore Smelting Co., Ltd.	CID001063
LSM Brasil S.A.	CID001076	(1)
LS-NIKKO Copper Inc.	CID001078	(1)
Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CID001093
Magnu's Minerais Metais e Ligas Ltda.	CID002468	(1)
Malaysia Smelting Corporation (MSC)	CID001105	(1)
Malipo Haiyu Tungsten Co., Ltd.	CID002319	(1)
Materion	CID001113	(1)
Matsuda Sangyo Co., Ltd.	CID001119	(1)
Melt Metais e Ligas S/A	CID002500	(1)
Metallic Resources, Inc.	CID001142	(3)
Metallo-Chimique N.V.	CID002773	(1)
Metallurgical Products India Pvt., Ltd.	CID001163	(1)
Metalor Technologies (Hong Kong) Ltd.	CID001149	(1)
Metalor Technologies (Singapore) Pte., Ltd.	CID001152	(1)
Metalor Technologies (Suzhou) Ltd.	CID001147
Metalor Technologies SA	CID001153	(1)
Metalor USA Refining Corporation	CID001157	(1)
METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	CID001161	(1)
Mineração Taboca S.A.	CID001173	(1)
Mineração Taboca S.A.	CID001175	(1)
Minsur	CID001182	(1)
Mitsubishi Materials Corporation	CID001188	(1)
Mitsubishi Materials Corporation	CID001191	(1)
Mitsui Mining & Smelting	CID001192	(1)
Mitsui Mining and Smelting Co., Ltd.	CID001193	(1)
Molycorp Silmet A.S.	CID001200	(1)
Moscow Special Alloys Processing Plant	CID001204
Nadir Metal Rafineri San. Ve Tic. A.ª.	CID001220	(1)
Nankang Nanshan Tin Manufactory Co., Ltd.	CID001231	(1)
Navoi Mining and Metallurgical Combinat	CID001236
Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573	(3)
Nihon Material Co., Ltd.	CID001259	(1)
Ningxia Orient Tantalum Industry Co., Ltd.	CID001277	(1)
Novosibirsk Processing Plant Ltd.	CID001305
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	CID002543	(3)
O.M. Manufacturing (Thailand) Co., Ltd.	CID001314	(3)
O.M. Manufacturing Philippines, Inc.	CID002517	(1)
Ohio Precious Metals, LLC	CID001322	(1)
Ohura Precious Metal Industry Co., Ltd.	CID001325	(1)
OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet)	CID001326	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
OJSC Kolyma Refinery	CID001328
OJSC Novosibirsk Refinery	CID000493
Operaciones Metalurgical S.A.	CID001337	(1)
PAMP SA	CID001352	(1)
Penglai Penggang Gold Industry Co., Ltd.	CID001362
Plansee SE Liezen	CID002540	(1)
Plansee SE Reutte	CID002556	(1)
Pobedit, JSC	CID002532	(1)
Prioksky Plant of Non-Ferrous Metals	CID001386
PT Alam Lestari Kencana	CID001393
PT Aneka Tambang (Persero) Tbk	CID001397	(1)
PT Aries Kencana Sejahtera	CID000309	(3)
PT Artha Cipta Langgeng	CID001399	(1)
PT ATD Makmur Mandiri Jaya	CID002503	(1)
PT Babel Inti Perkasa	CID001402	(1)
PT Bangka Kudai Tin	CID001409
PT Bangka Putra Karya	CID001412	(1)
PT Bangka Timah Utama Sejahtera	CID001416
PT Bangka Tin Industry	CID001419	(1)
PT Belitung Industri Sejahtera	CID001421	(1)
PT BilliTin Makmur Lestari	CID001424	(3)
PT Bukit Timah	CID001428	(1)
PT DS Jaya Abadi	CID001434	(1)
PT Eunindo Usaha Mandiri	CID001438	(1)
PT Fang Di MulTindo	CID001442
PT Inti Stania Prima	CID002530	(3)
PT Justindo	CID000307	(3)
PT Karimun Mining	CID001448
PT Mitra Stania Prima	CID001453	(1)
PT Panca Mega Persada	CID001457	(1)
PT Pelat Timah Nusantara Tbk	CID001486
PT Prima Timah Utama	CID001458	(1)
PT Refined Bangka Tin	CID001460	(1)
PT Sariwiguna Binasentosa	CID001463	(1)
PT Stanindo Inti Perkasa	CID001468	(1)
PT Sumber Jaya Indah	CID001471	(3)
PT Supra Sukses Trinusa	CID001476
PT Timah (Persero) Tbk Kundur	CID001477	(1)
PT Timah (Persero) Tbk Mentok	CID001482	(1)
PT Tinindo Inter Nusa	CID001490	(1)
PX Précinox SA	CID001498	(1)
QuantumClean	CID001508	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
Rand Refinery (Pty) Ltd.	CID001512	(1)
RFH Tantalum Smeltry Co., Ltd.	CID001522	(1)
Royal Canadian Mint	CID001534	(1)
Rui Da Hung	CID001539	(3)
Sabin Metal Corp.	CID001546
SAMWON Metals Corp.	CID001562	(1)
Schone Edelmetaal	CID001573	(1)
SEMPSA Joyería Platería SA	CID001585	(1)
Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CID001619
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622	(1)
So Accurate Group, Inc.	CID001754
SOE Shyolkovsky Factory of Secondary Precious Metals	CID001756	(3)
Soft Metais Ltda.	CID001758	(1)
Solar Applied Materials Technology Corp.	CID001761	(1)
Solikamsk Magnesium Works OAO	CID001769	(1)
Sumitomo Metal Mining Co., Ltd.	CID001798	(1)
Taki Chemicals	CID001869	(1)
Tanaka Kikinzoku Kogyo K.K.	CID001875	(1)
Tejing (Vietnam) Tungsten Co., Ltd.	CID001889	(1)
Telex Metals	CID001891	(1)
Thaisarco	CID001898	(1)
The Great Wall Gold and Silver Refinery of China	CID001909
The Refinery of Shandong Gold Mining Co., Ltd.	CID001916	(1)
Tokuriki Honten Co., Ltd.	CID001938	(1)
Tongling Nonferrous Metals Group Co., Ltd.	CID001947
Torecom	CID001955	(3)
Ulba Metallurgical Plant JSC	CID001969	(1)
Umicore Brasil Ltda.	CID001977	(1)
Umicore Precious Metals Thailand	CID002314	(1)
Umicore SA Business Unit Precious Metals Refining	CID001980	(1)
United Precious Metal Refining, Inc.	CID001993	(1)
Valcambi SA	CID002003	(1)
Vietnam Youngsun Tungsten Industry Co., Ltd.	CID002011	(1)
Western Australian Mint trading as The Perth Mint	CID002030	(1)
White Solder Metalurgia e Mineração Ltda.	CID002036	(1)
Wolfram Bergbau und Hütten AG	CID002044	(1)
Xiamen Tungsten (H.C.) Co., Ltd.	CID002320	(1)
Xiamen Tungsten Co., Ltd.	CID002082	(1)
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	(3)
Yamamoto Precious Metal Co., Ltd.	CID002100	(1)
Yichun Jin Yang Rare Metal Co., Ltd.	CID002307	(1)
Yokohama Metal Co., Ltd.	CID002129	(3)

Standard Smelter Names*	Smelter ID*	Smelter Status**
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	(3)
Yunnan Copper Industry Co., Ltd.	CID000197
Yunnan Tin Group (Holding) Company Limited	CID002180	(1)
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CID002224	(1)
Zhuzhou Cemented Carbide	CID002232	(1)
Zijin Mining Group Co., Ltd. Gold Refinery	CID002243	(1)

* Standard Smelter Names and Smelter ID’s as reported by the CFSI as of May 19, 2015.
** Smelter Status, where available, as reported by the CFSI as of May 19, 2015:
(1) Smelter or refiner that has received a “conflict free” designation under the CFS program of the CFSI based on results from an independent third party audit.
(2) Smelter or refiner that has joined the Tungsten Industry-Conflict Minerals Council (TI-CMC) and agreed to complete a CFS program compliance audit conducted by an independent third party auditor within two (2) years of commencement of its TI-CMC membership.
(3) Smelter or refiner that is listed as “Active” in the CFS program, which means that it has agreed to complete a CFS program compliance audit conducted by an independent third party auditor. If the CFS program Audit Program Manager determines that an “Active” smelter or refiner has not made progress toward an audit, gap closure or re-audit for more than 90 days, that smelter or refiner will be removed from the Active list. A company that is unresponsive for 45 days also will be removed from the Active list.
Based upon the RCOI data made available from the CFSI, the countries of origin of the conflict minerals sourced and processed by the CFS-compliant smelters and refiners identified as potentially being in Cree’s product supply chains may include, but are not necessarily limited to, the following:
Angola, Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Burundi, Canada, Central African Republic, Chile, China, Colombia, Cote D’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Kenya, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Republic of Congo, Russia, Rwanda, Sierra Leone, Singapore, Slovakia, South Africa, South Korea, South Sudan, Spain, Suriname, Switzerland, Taiwan, Tanzania, The Democratic Republic of Congo, Uganda, United Kingdom, United States of America, Vietnam, Zambia and Zimbabwe.

We are not including any country of origin information relating to other smelters and refiners identified as potentially being in Cree’s product supply chains because we do not have reliable third party audit results for, and we have not completed our due diligence process with respect to, these facilities.

This CMR describes Cree’s efforts to determine the mine or location of origin of the necessary conflict minerals in our products manufactured in 2014 with the greatest possible specificity.

Because we do not have complete and accurate information regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to determine whether these conflict minerals originated in the Covered Countries and, if so, whether or not the conflict minerals were from recycled or scrap sources or from other conflict free sources, Cree has reached the conclusion that all of our products (other than our SiC materials) are DRC conflict undeterminable. Our SiC materials do not include any 3TGs.

While we have not yet succeeded in making a complete and accurate determination of origin with respect to any of our products that include necessary conflict minerals, we believe that we have made good progress given the current state of the data available to us and the relative lack of sophistication of certain portions of the supply chain with respect to the requirements of the Rule.

Steps to Mitigate Risk
The previous parts of this CMR detail the steps taken in 2014 to mitigate risk. In the future we intend to take the following steps to improve the due diligence conducted on our supply chain to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

a. Leverage our direct suppliers that can most effectively and most directly mitigate the identified risks, including the addition of a conflict minerals flow-down clause in new or renewed supplier contracts;
b. Continue to engage with our suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses;
c. Support smelter and recycler outreach programs by sending letters and/or emails to them explaining the importance of audit certification;
d. Support supplier outreach programs by sending letters and/or emails to them explaining the importance of conflict-free upstream sourcing; and
e. Make changes in our procurement process to improve visibility to necessary 3TGs in the assemblies, components and materials purchased.
During the third year of Cree’s conflict minerals program, the Company will continue to focus on obtaining more reliable smelter and country of origin data by requiring suppliers to provide in a timely manner accurate smelter identification numbers and supplemental information that will allow Cree to determine the correlation between the identified smelters, countries of origin and the assemblies, components and materials supplied to Cree. Once we have more reliable smelter and country of origin data, we will be in a better position to determine whether any of the necessary 3TGs in our products may have originated in the Covered Countries and whether any conflict minerals originating in the Covered Countries directly or indirectly financed or benefited armed groups in the Covered Countries.

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